 Exhibit 99.1

SNDL and Nova Cannabis Remain Committed to Partnership Following the Termination of the Implementation Agreement

CALGARY, AB, Nov. 17, 2023 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL") and Nova Cannabis Inc. (TSX: NOVC) ("Nova") today announced the mutual decision to terminate the implementation agreement, dated December 20, 2022, as amended (the "Implementation Agreement"), concerning their previously-announced strategic partnership (the "Transaction"). SNDL and Nova reaffirm their strong commitment to their ongoing partnership under the management and administrative services agreement.

"We are dedicated to building a consumer-centric, regulated products business model within a complex regulatory environment," said Zach George, Chief Executive Officer of SNDL. "The synergy between our companies has already demonstrated great results, and combined efforts and shared vision are key drivers in this journey towards market leadership. SNDL remains committed to being a strong financial partner to Nova, with a focus on fostering sustainable business growth and development."

In connection with the termination of the Implementation Agreement, SNDL and Nova have extended the maturity date of Nova's credit facility with SNDL to March 31, 2024.

The previously planned distribution of Nova common shares to SNDL shareholders in connection with the Transaction pursuant to the plan of arrangement approved by SNDL shareholders at its annual and special meeting of shareholders held on July 25, 2022, will not proceed at this time.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to www.sndl.com.

ABOUT NOVA CANNABIS INC.

Nova Cannabis Inc. (TSX: NOVC) is one of Canada's largest and fastest-growing cannabis retailers with a goal of disrupting the cannabis retail market by offering a wide range of high-quality cannabis products at every-day best value prices. Nova currently owns and/or operates 92 locations across Alberta, Ontario, and Saskatchewan, primarily under its "Value Buds" banner. Additional information about Nova Cannabis Inc. is available at www.sedar.com and Nova's website at www.novacannabis.ca.

Forward-Looking Information Cautionary Statement

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expect", "project", "to be", "believe", "anticipate" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Although SNDL and Nova believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because neither SNDL nor Nova can give any assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Nova and/or SNDL will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: risks associated with general economic conditions; adverse industry events; conditions in the liquor and cannabis industries; the risk that Nova or SNDL does not receive any necessary retail cannabis approvals and/or authorizations or that they are not able to open additional retail cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional retail cannabis stores; and the impact of general economic conditions.

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SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2023/17/c6148.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 18:47e 17-NOV-23